1011

08005240

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Ocean Group Limited

*CURRENT ADDRESS P.O. Box HM 1593
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM08
Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2008
THOMSON REUTERS

FILE NO. 82- 35233 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: mtc
DAT : 10/7/08

082-35233

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
55	August 27, 2008	Press Release - Consolidated Financial Statements for the year ended December 31, 2007

12-31-07
AR/S

GOGL - Consolidated Financial Statements for the year ended December 31, 2007

Press release from Golden Ocean Group Ltd. 27.08.2008

Golden Ocean Group Limited announces the filing of its Consolidated Financial Statements for the year ended December 2007.

The Consolidated Financial Statements for the year ended December 31, 2007 can be found on our website at www.goldenocean.bm and in the link below.

August 27, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
Consolidated Financial Statements 2007

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

082-35233

RECEIVED
2008 OCT -1 A 8:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-07
AR/S

Golden Ocean Group Limited

Consolidated Financial Statements

for the year ended December 31, 2007

Golden Ocean Group Limited
Index to Consolidated Financial Statements

Independent Auditors' Report to the Shareholders of Golden Ocean Group Limited

We have audited the accompanying financial statements of Golden Ocean Group Limited, which comprise the consolidated balance sheet as at December 31, 2007 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

This report is made solely to the company's members, as a body, in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Group as of December 31, 2007 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with Bermudian law.

MOORE STEPHENS LLP
Chartered Accountants

St Paul's House
London, EC4M 7BP

Golden Ocean Group Limited
Consolidated Income Statement
For the year ended December 31, 2007

(in thousands of $, except per share data)	Notes	Year ended 12/31/2007	Year ended 12/31/2006
Operating revenue			
Revenue	3	704,000	265,703
Other operating income	3	4,035	4,624
Total operating revenue	3	708,035	270,327
Operating expenses			
Voyage expenses and commission		97,537	47,575
Vessel operating expenses		25,102	11,374
Charter hire expenses		393,141	144,152
Administrative expenses		9,420	7,259
Depreciation	10,11	15,468	10,145
Total operating expenses		540,668	220,505
Operating profit	5	167,367	49,822
Profit on sale of assets	4	74,639	4,108
Finance income	6	5,393	8,730
Finance costs	7	(45,974)	(16,847)
Other financial items		(363)	(127)
Impairment loss		-	(9,983)
Net other income/(expenses)		33,695	(14,119)
Profit before taxation		201,062	35,703
Taxation	8	(92)	(51)
Profit for the year		200,970	35,652
Basic earnings per share	9	$0.74	$0.14
Fully diluted earnings per share	9	$0.71	$0.13

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Balance Sheet
At December 31, 2007

(in thousands of $)	Notes	12/31/2007	12/31/2006
ASSETS			
Non current assets			
Vessels and equipment, net	10	71,399	155,047
Vessels held under finance leases, net	11	172,851	223,382
Vessels under construction	12	428,259	14,355
Investment in purchase options	11	-	28,832
Other financial assets	29	51,001	22,561
Investment in future revenue, net	13	23,907	30,795
Other non-current assets		-	1,011
Total non-current assets		747,417	475,983
Current assets			
Cash and cash equivalents	28	306,233	40,771
Trade and other receivables	16	72,459	27,412
Inventories	15	10,260	6,530
Amount due from related parties	27	76	-
Marketable securities	17	-	1,519
Total current assets		389,028	76,232
Non-current assets held for sale	14	47,375	-
Total assets		1,183,820	552,215
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	18	27,177	27,138
Contributed surplus		31,704	30,940
Other reserves		16,662	621
Retained earnings		105,987	78,427
Shareholders' equity		181,530	137,126
Non-Current Liabilities			
Long term debt	19	425,456	159,462
Obligations under finance leases	20	127,335	130,460
Deferred income		71,280	-
Total non-current liabilities		624,071	289,922
Current Liabilities			
Long-term debt - current portion	19	227,137	50,473
Obligations under finance leases – current portion	20	13,657	13,976
Other financial liabilities	29	60,795	25,352
Amount due to related parties	27	4,503	4,365
Trade payables and other current liabilities	21	72,127	31,001
Total current liabilities		378,219	125,167
Total liabilities and shareholders' equity		1,183,820	552,215

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Cash Flow Statement
For the year ended December 31, 2007
(in thousands of $)

	Notes	Year ended 12/31/2007	Year ended 12/31/2006
OPERATING ACTIVITIES			
Profit for the year		**200,970**	35,652
Adjustments to reconcile profit for the year to net cash provided by operating activities:			
Share options	**25**	**558**	750
Profit on sale of assets	**4**	**(74,639)**	(4,108)
Profit on sale of marketable securities	**6**	**(1,857)**	(3,261)
Interest income	**6**	**(3,536)**	(1,100)
Depreciation	**10, 11**	**15,468**	10,145
Amortisation of deferred charges		**682**	251
Amortisation of future revenue	**13**	**6,888**	14,216
Impairment loss		**-**	9,983
Net change in:			
Amount due to related parties		**(62)**	6,583
Other financial assets		**(28,440)**	(22,047)
Trade and other receivables		**(45,047)**	(19,474)
Inventories		**(3,730)**	(6,160)
Other financial liabilities		**35,443**	23,808
Trade payables and other current liabilities		**40,381**	22,385
Net cash provided by operating activities		**143,079**	67,623
INVESTING ACTIVITIES			
Interest received	**6**	**3,536**	1,100
Additions to vessels and equipment	**10**	**(254)**	(30,301)
Additions to vessels under construction	**12**	**(413,904)**	(26,815)
Acquisition of business assets		**-**	(38,000)
Exercise of purchase options for vessels held under finance leases		**(43,343)**	(22,167)
Proceeds from the sale of vessels		**231,547**	31,605
Proceeds from the sale of subsidiaries		**-**	52,238
Purchase of marketable securities		**(32,628)**	(18,457)
Sale of marketable securities		**35,383**	21,718
Net cash used in investing activities		**(219,663)**	(29,079)
FINANCING ACTIVITIES			
Payment of financing charges		**(3,612)**	(312)
Repayment of obligations under finance leases		**(16,341)**	(7,923)
Repayment of long term debt		**(184,357)**	(95,906)
Proceeds from long term debt		**648,241**	69,702
Payment of dividends		**(171,162)**	-
Proceeds received in advance of delivery of vessels under construction		**71,280**	-
Settlement of share options		**(2,248)**	-
Proceeds from issue of shares		**245**	20,182
Net cash provided by/(used in) financing activities		**342,046**	(14,257)
Net increase in cash and cash equivalents		**265,462**	24,287
Cash and cash equivalents at beginning of year		**40,771**	16,484
Cash and cash equivalents at end of year		**306,233**	40,771

Supplementary cash flow information:

Interest paid		**26,020**	16,607

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Statement of Changes in Equity

(in thousands of $)	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Attributable to equity holders of the parent
Balance at January 1, 2006	24,688	12,458	(187)	42,775	79,734
Profit for the year	-	-	-	35,652	35,652
Gain on revaluation of marketable securities	-	-	808	-	808
Total recognised income and expense for the year	-	-	**808**	**35,652**	**36,460**
Shares issued for cash	2,450	17,732	-	-	20,182
Issue of share options	-	750	-	-	750
Balance at December 31, 2006	**27,138**	**30,940**	**621**	**78,427**	**137,126**
Profit for the year	-	-	-	200,970	200,970
Transfer to income statement on sale of marketable securities	-	-	(594)	-	(594)
Total recognised income and expense for the year	-	-	**(594)**	**200,970**	**200,376**
Shares issued for cash	39	206	-	-	245
Issue of share options	-	558	-	-	558
Dividend paid (note 31)	-	-	-	(171,162)	(171,162)
Share options settled in cash	-	-	-	(2,248)	(2,248)
Equity component of convertible bonds	-	-	16,635	-	16,635
Balance at December 31, 2007	**27,177**	**31,704**	**16,662**	**105,987**	**181,530**

See accompanying notes that are an integral part of these financial statements

1. GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") was incorporated in Bermuda on November 8, 2004 as a limited company. The Company's registered address is Par la Ville Place, Par la Ville Road, Hamilton, Bermuda. The Company was formed as a wholly owned subsidiary of Frontline Ltd. ("Frontline"), a Bermuda publicly listed company, for the purpose of acquiring, by way of contribution, certain drybulk shipping interests held by Frontline. These assets were transferred to the Company on December 1, 2004 and were, at the same date, capitalised in the Company's accounts as contributed surplus.

On December 1, 2004 the Board of Frontline approved the spin off, or demerger, of Golden Ocean to Frontline's shareholders. The demerger of Golden Ocean from Frontline was consummated and effective for accounting purposes from December 1, 2004. The Company subsequently de-merged from Frontline and was listed on the Oslo Stock Exchange on December 15, 2004.

The Group consists of the Company and its subsidiary companies (Note 32). The principal activities of the Group are ship ownership and operation. The Company is also involved in the charter, purchase and sale of vessels. The Group operates a fleet of owned and leased panamax and capesize drybulk vessels. The Group also trades forward freight agreements for the purpose of managing its exposure to vessel spot market rates and for speculating.

2. PRINCIPAL ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards. The following are the significant accounting policies adopted by the Group:

(a) Basis of consolidation
The consolidated financial statements include the financial statements of the Company and entities (including special purpose entities) controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company has the intention to consolidate when the substance of the relationship between the Company and the entity indicates that the entity is controlled by the Company.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions and balances are eliminated on consolidation.

The Company was incorporated on November 8, 2004 for the purpose of acquiring by way of a contribution, certain drybulk shipping assets and associated liabilities of Frontline. This is a group reconstruction and has been accounted for using de-merger principles. This has resulted in the assets and liabilities contributed by Frontline being recorded at their historical net book values as recorded in Frontline's consolidated financial statements.

(b) Revenue and expenditure
Revenue and expenditure are measured at fair value received or receivable and paid or payable respectively. Revenue and expenses for voyage charters are recorded on a percentage of completion basis. Full provision is made for any losses on voyages in progress at the balance sheet date. Where the Group is party to a profit sharing arrangement, revenue is accounted for on a daily basis as earned and receivable in accordance with the terms of the arrangement.

Normal vessel repair and maintenance costs are charged to the income statement when incurred. The Group capitalises the cost of a dry docking at the time the dry docking takes place. The capitalised costs are written off as vessel running costs on a straight line basis over the estimated period to the next dry docking.

(c) Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.

(d) Translation of foreign currencies
The entity's functional and reporting currency is the United States Dollar (US Dollars) as most of the Group's revenue and expenses are denominated in US Dollars.

Transactions in currencies other than the functional currency are recorded at the rate of exchange on the date of the transaction. At the balance sheet date all monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical rates, unless such items are carried at fair value, in which case they are translated at the rate of exchange in effect at the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period. Exchange differences on non-monetary items carried at fair value are included in income statement for the period, except for differences arising on the retranslation of non-monetary items in respect of which gains or losses are recognised directly in equity.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations are expressed in US Dollars using the prevailing exchange rates on the balance sheet date. Income and expense items are translated at the average rates for the period. Exchange differences are presented in equity, if material, otherwise in the income statement.

(e) Fixed assets and depreciation
Assets are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided on the basis that the book value of the assets, less any estimated residual value, is written off on a straight line basis over the remaining useful life. In accordance with IAS16 – "Property, Plant and Equipment", the Group annually reviews the useful life and residual value of assets.

When the Company enters into newbuilding contracts, the Company assesses if it has a practice of settling similar contracts net in cash by entering into offsetting contracts or by selling the contract before taking delivery of the vessel. Similarly, when the Company enters into an agreement to buy a vessel, and subsequently enters into a contract to sell it prior to taking delivery, or a short time after delivery, the Company assesses if the contract to sell the vessel creates a practice of net settlement. Contracts settled net in cash are carried at fair value in the balance sheet and changes in the fair value are recorded in the income statement. Similarity is assessed on a contract by contract basis by evaluating past transactions where newbuilding contracts have been settled net in cash. As at the balance sheet date December 31, 2007, management believes that the Company does not have a past practice of settling any newbuilding contracts net in cash.

Other newbuilding contracts are treated as Property, Plant and Equipment in a separate category ("vessels under construction"), and accounted for at cost including capitalised interest and other capitalised finance costs.

Assets in the course of construction are carried at cost, less any recognised impairment losses. Costs include professional fees and borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation commences when assets are available for their intended use.

Vessels are depreciated on the basis that the cost of the vessels, less any estimated residual value based on $500 per lightweight tonnage of the vessel, is written off on a straight line basis over the remaining useful life of the vessel taken to be 25 years from the date the vessel is available for its intended use. The value of $500 per lightweight tonnage is based on broker valuation at December 31, 2007 (2006-$410).

Vessels held under finance leases are depreciated over their expected useful lives on the same basis as owned vessels or, where shorter, the term of the relevant lease.

Dry-docking costs are capitalised and written off over the estimated period to the next dry-dock. Unamortised costs are written off on disposal of the vessel.

The gain or loss arising on the disposal or retirement of a vessel is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment in future revenue is amortised on a straight line basis over a 365 day period based on the minimum lease period for the individual vessels as defined by IAS 17. Future revenue is not amortised until the vessel is delivered to the Group.

Fixtures and equipment are depreciated over their expected useful lives.

(f) Impairment of tangible and intangible assets
At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine if there is any indication the assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss.

The recoverable amount is the higher of the fair value of the asset less costs to sell and value in use. Fair value is determined as the average of three independent broker valuations. When determining the value in use, the discounted future cash flow is based on normalized revenues less normalized expenses over the remaining useful life at a discount rate equivalent to the Group's incremental borrowing cost. Assets are assessed individually.

When an impairment loss is identified the carrying value of the asset is reduced to the recoverable amount and the impairment loss is recorded in the income statement.

(g) Inventories
Inventories are valued at the lower of cost and net realisable value. Cost is calculated on a first in first out basis.

(h) Financial instruments
Financial assets and liabilities are recognised on the balance sheet when the Group has become a party to the contractual provisions of the instrument.

Derivatives
Derivative financial instruments are measured at fair value. Movement in the fair value of derivative financial instruments that are not effective hedges are recognised in the income statement for the period.

Trade and other Receivables
Trade and other Receivables are stated at their nominal values as reduced by appropriate allowances for estimated irrecoverable amounts.

Borrowing costs
Borrowing costs directly and indirectly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement during the period in which they are incurred.

Investments

Investments are recognised and disposed of on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the time frame established by the market concerned, and are initially measured at fair value plus directly attributable transaction costs.

Investments other than held-to-maturity debt securities are classified as either held for trading or as available for sale, and are measured at subsequent reporting dates at fair value. Where investments are held for trading, gains and losses arising from changes in the fair value are included in the income statement for the period. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. Impairment losses recognised in the income statement for debt instruments classified as available for sale are subsequently reversed if there is an increase in the fair value of the instrument after the recognition of the impairment loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, demand deposits with a maturity of less than three months, and other highly liquid investments with a maturity of less than three months when acquired that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Bank borrowings

Interest bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement and redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs (see above).

Trade and other payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the company are recorded at the proceeds received.

(j) Share based payments

The Group issues equity settled share-based payments to certain directors and employees. Equity settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the shares that will vest and adjusted for the effect of non market-based vesting conditions.

The fair value is measured using the Binomial pricing model. The inputs used in the model are based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

(k) Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (industry segment), or in providing products or services within a particular economic environment (geographical segment), that is subject to risks and rewards that are different from those of other segments.

(l) Critical accounting estimates and judgements

Estimates and judgements are evaluated and based on experience and other factors that are believed to be reasonable under the current circumstances. The following summarises the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and the judgements made in applying the Group's accounting policies.

Leases

The group is party to leasing transactions as both lessee and lessor. The accounting for a lease transaction is mainly determined by whether the lease is considered to be a finance lease or an operating lease. Management look to the substance of the transaction in judging whether all the risks and rewards of ownership are transferred.

Asset impairment testing

The Group reviews its non-current assets for impairment at each balance sheet date. In order to assess if an impairment exists, management estimates discounted future cash flows, residual value, and remaining life of the asset. Market factors affecting expected future income, operating costs, residual values and obsolescence may affect the discounted future cash flows. Actual outcomes may very significantly from the estimates of the discounted future cash flows.

Revenue recognition

The Group has made accruals and provisions for partially completed contracts and for losses or adjustments to existing and previously completed contracts. Management believes that the provisions made for these items are adequate based upon the information available. As these estimates are based upon information available at the balance sheet date, they are subject to change as further information becomes available. Such changes in estimates may affect the earnings of future periods.

Bad debts and doubtful accounts

The policy for bad debt and doubtful accounts of the Group is based on the evaluation of collectibles, ageing analysis of trade receivables and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realization of receivables, including credit worthiness and collection history of customers. Deterioration in a customer's financial conditions may affect provisions.

Legal provisions

The Group is party to various legal proceedings. Additional claims could be made that may not be covered by existing provisions or by insurance. There can be no assurance that there will not be further claims, proceedings or investigations. Such further claims may be material and impact future periods

(n) Recent Accounting Pronouncements

The following standards and interpretations are in issue but not in force at December 31, 2007:

New Standards and Interpretations

IFRS 8	Operating Segments
IFRIC 11	Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Revisions to existing standards

IAS 1	Presentation of financial statements
IAS 23	Borrowing Costs

The directors do not expect the new standards and interpretations, or the revisions to existing standards, to have any significant impact on the primary financial statements, other than IAS 1 revised. IAS 1 revised is effective for periods beginning January 1, 2009 and will result to a change in the titles of the primary financial statements and will require certain changes to their presentation.

3. REVENUE

More than 99 percent of the Group's revenue and operating results relate to its chartering operations which are carried out internationally and cannot be attributable to any particular geographical location, and accordingly no analysis by either business or geographical segment is included in the financial statements.

Revenue recognised by category is analysed as follows:

(in thousands of $)	2007	2006
Time charter and voyage charter revenue	**703,792**	267,099
Relet and affreightment net revenue / (expense)	**208**	(1,396)
	704,000	265,703
Other operating income	**4,035**	4,624
Total operating revenue	**708,035**	270,327

4. PROFIT ON SALE OF ASSETS

(in thousands of $)	2007	2006
Consideration received	**231,547**	52,238
Net assets disposed of	**(156,908)**	(48,130)
Profit on sale of assets	**74,639**	4,108

During 2007 the Group sold the owned vessels Golden Gunn and Golden Dena and the vessels held under finance leases Golden Glory, Golden Gem and Shinyo Brilliance subsequent to their purchase. The sales realised a total profit of $74,639,000.

During 2006 the Group sold its shares in Golden Door Corporation and Golden Loch Corporation each of which owned a newbuilding contract and realised a profit of $ 4,108,000 on the sales.

5. OPERATING PROFIT

Operating profit for the year from continuing operations is stated after charging:

(in thousands of $)	2007	2006
Net foreign exchange gain	**(1,308)**	(537)
Depreciation of owned vessels and equipment (note 10)	**4,535**	5,336
Depreciation of vessels held under finance leases (note 11)	**10,933**	4,809
Amortisation of future revenue (note 13)	**6,888**	14,216
Amortisation of deferred financing charges	**682**	251
Employee benefit expense	**5,973**	4,249
Auditors' remuneration	**340**	324

6. FINANCE INCOME

(in thousands of $)	2007	2006
Interest on bank deposits	**3,536**	1,100
Profit on sale of marketable securities	**1,857**	3,261
Profit on forward freight agreements	-	4,369
	5,393	8,730

7. FINANCE COSTS

(in thousands of $)	2007	2006
Interest on bank overdrafts and loans	**19,674**	12,589
Interest on obligations under finance leases	**9,307**	5,275
Loss on forward freight agreements	**26,444**	-
Total finance costs	**55,425**	17,864
Less amounts included in the cost of qualifying assets	**(9,451)**	(1,017)
	45,974	16,847

8. TAXATION

At the date of this report, there is no Bermuda income, corporation, or profits tax, nor is there any withholding tax, capital tax, capital transfer tax, estate duty or inheritance tax payable by the Company.

The Company has obtained, from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to the Company or to any of its operations, or to the Company's shares, debentures or other obligations, except in so far as such tax applies to persons ordinarily resident in Bermuda and holding the Company's shares, debentures or other obligations, or any property in Bermuda leased or let to the Company.

The Company's subsidiaries Golden Ocean Management AS and Golden Ocean Pte. Ltd. are subject to taxation in Norway and Singapore respectively. The tax charge for 2007 for Golden Ocean Management AS was $92,000 (2006 - $51.000) and the tax charge for 2007 for Golden Ocean Pte. Ltd.. was $0 (2006 - $0).

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent for continuing operations is based on the following data:

(in thousands of $)	2007	2006
Earnings for the purposes of basic earnings per share (profit for the year attributable to equity holders of the parent)	**200,970**	35,652
Effect of dilutive potential ordinary shares:	-	-
Earnings for the purposes of diluted earnings per share	**200,970**	35,652

(in thousands of shares)	2007	2006
Weighted average number of ordinary shares for the purposes of basic earnings per share	**271,474**	256,610
Effect of dilutive potential ordinary shares:		
Number of options granted	**10,275**	10,550
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**281,749**	267,160

(in $)	2007	2006
Earnings per share basic	**$0.740**	$0.139
Earnings per share fully diluted	**$0.713**	$0.133

10. VESSELS AND EQUIPMENT, NET

The Group's owned vessels are as follows:

Vessel	Built	DWT	Flag
Channel Navigator	1997	172,058	Philippines
Channel Alliance	1996	171,978	Philippines
Golden Dena (sold during 2007)	2005	74,759	Panama
Golden Gunn (sold during 2007)	2005	75,759	Panama
Golden Shadow	2005	73,732	Hong Kong

Cost or valuation *(in thousands of $)*	**Vessels**	**Drydocking**	**Fixtures and Equipment**	**Total**
At January 1, 2006	**144,262**	**-**	**123**	**144,385**
Additions	28,413	1,884	4	30,301
At December 31, 2006	**172,675**	**1,884**	**127**	**174,686**
Additions	-	-	254	254
Disposals	(84,708)	-	-	(84,708)
At December 31, 2007	**87,967**	**1,884**	**381**	**90,232**
Accumulated depreciation				
At January 1, 2006	**14,276**	**-**	**27**	**14,303**
Charge for the year	5,311	-	25	5,336
At December 31, 2006	**19,587**	**-**	**52**	**19,639**
Charge for the year	4,096	377	62	4,535
Disposals	(5,341)	-	-	(5,341)
At December 31, 2007	**18,342**	**377**	**114**	**18,833**
Carrying amount:				
At December 31, 2007	**69,625**	**1,507**	**267**	**71,399**
At December 31, 2006	153,088	1,884	75	155,047

The Group has reviewed the useful life and residual value used for the purposes of the depreciation calculation. The review at year end indicated that the rate used per light weight metric tonne ("LWT") to calculate the residual value of the vessels should be revised to $500 per LWT. The rate in use at the time of the review was $410 per LWT. The adjustment to the residual value of the vessels reduced the depreciation expense by $299,328 in 2007 (2006 - $302,000).

M/V Golden Shadow is owned by Front Shadow Inc, a 100% subsidiary of Ship Finance International Limited. Front Shadow Inc is controlled by the Group and is therefore treated as a special purpose entity with its assets and liabilities consolidated in the financial statements.

The Group has pledged vessels to secure various banking facilities, (note 19).

11. VESSELS HELD UNDER FINANCE LEASES, NET

The Group's leased vessels are as follows:

Vessel	Built	DWT	Flag
Golden Joy	1994	70,045	Bahamas
Golden Lyderhorn	1999	74,242	Hong Kong
Bellflower	2004	76,423	Panama
Ocean Minerva	2007	100,000	Panama
Golden Heiwa	2007	100,000	Panama
Golden Glory (sold during 2007)	1990	65,651	Bahamas
Golden Gem (sold during 2007)	1990	65,667	Bahamas
Shinyo Brilliance (sold during 2007)	2004	75,707	Hong Kong

Cost or valuation *(in thousands of $)*	
At January 1, 2006	**125,585**
Additions	145,757
Disposals	(32,328)
Impairment	(9,983)
At December 31, 2006	**229,031**
Additions	82,600
Disposals	(80,609)
Transferred to non-current assets held for sale (note 14)	(50,631)
At December 31, 2007	**180,391**
Accumulated depreciation	
At January 1, 2006	**1,563**
Disposals	(723)
Charge for the year	4,809
At December 31, 2006	**5,649**
Disposals	(5,786)
Charge for the year	10,933
Transferred to non-current assets held for sale (note 14)	(3,256)
At December 31, 2007	**7,540**
Carrying amount:	
At December 31, 2007	**172,851**
At December 31, 2006	223,382

Vessels held under finance leases are depreciated on the same basis as owned vessels. The component of the finance lease assets that relates to the investment in purchase option is not depreciated.

During the year the Group carried out a review of the recoverable amount of vessels held under finance leases. The recoverable amounts of the relevant assets have been determined as the higher of fair value less costs to sell and value in use. The value in use for a vessel under finance lease is the discounted future cash flow based on normalized time charter rates, using the 10 year industry average rate, less normalized operating expenses over the vessel's remaining useful life, at a discount rate of 6.0 percent. No impairment loss is evident in the period. The impairment of $ 9,983,000 during 2006 was a result of the sale of M/V Lake Sequoia based on the allocation of the original purchase consideration of the Dreyfus fleet in 2005.

The Group leases M/V Golden Lyderhorn in from Mount Lyderhorn LLC, a third party. The substance of the transaction indicates that the activities of Mount Lyderhorn LLC are controlled by the Group and this makes it a special purpose entity under SIC Interpretation 12 – "Special purpose Entities" and should therefore be consolidated. The necessary information to consolidate is not available, and as a result Mount Lyderhorn LLC has not been consolidated. This has no impact on either the profit for the year or net assets of the Group but only affects the presentation of certain amounts in the balance sheet.

The Group has reviewed the useful life and residual value used for the purposes of the depreciation calculation. The review at year end indicated that the rate used per light weight metric tonne ("LWT") to calculate the residual value of the vessels should be revised to $500 per LWT. The rate in use at the time of the review was $410 per LWT. The adjustment to the residual value of the vessels reduced the depreciation expense by $228,133 in 2007 (2006 -$293,000).

The purchase options of $28,832,000 on M/V Golden Heiwa and M/V Ocean Minerva have been combined with the finance lease assets during the year on delivery of the vessels.

An outstanding loan of $36,557,000 (2006 -$68,450,000) has been secured against vessels accounted for as finance leases, future purchase options, and non-current assets held for sale (note 19).

12. VESSELS UNDER CONSTRUCTION

Cost and net book value *(in thousands of $)*	**New Buildings**
At January 1, 2006	**35,670**
Additions	26,815
Disposal of subsidiaries	(48,130)
At December 31, 2006	**14,355**
Additions	413,904
At December 31, 2007	**428,259**

The Group has pledged vessels under construction to secure various banking facilities (note 19).

13. INVESTMENT IN FUTURE REVENUE, NET

Cost or valuation *(in thousands of $)*	
At January 1, 2006 and December 31, 2007	**57,192**
Amortisation	
At January 1, 2006	**12,181**
Charge for the year	14,216
At December 31, 2006	**26,397**
Charge for the year	6,888
At December 31, 2007	**33,285**
Carrying amount:	
At December 31, 2007	**23,907**
At December 31, 2006	30,795

14. NON-CURRENT ASSETS HELD FOR SALE

The Group's leased vessels held for sale are as follows:

Vessel	Built	DWT	Flag
Golden Jade	1994	70,047	Bahamas
Golden Jasmine	1994	70,044	Bahamas

Cost or valuation *(in thousands of $)*	
At January 1, 2007	-
Transferred from vessels held under finance leases (note 11)	47,375
At December 31, 2007	**47,375**

The Group has entered into an agreement to sell M/V Golden Jade and M/V Golden Jasmine, for $ 124.1 million in total with delivery to the new buyers in the second quarter of 2008. The sales will realise a profit of $76.8 million.

15. INVENTORIES

(in thousands of $)	2007	2006
Inventories	**10,260**	6,530

Inventories consist of ship stores and supplies.

16. TRADE AND OTHER RECEIVABLES

(in thousands of $)	2007	2006
Trade receivables	**30,489**	9,017
Other receivables	**8,247**	1,943
Prepayments	**7,766**	4,196
Accrued income	**25,957**	12,256
	72,459	27,412

Trade and other receivables are presented net of allowances for doubtful accounts amounting to $nil for the year ended December 31, 2007 (2006 -$nil).

A balance of $4,759,143 (2006 -$450,000) in respect of legal claims against Transfield due to contract cancellations and Kleimar N.V for early redelivery of the vessel Channel Navigator is included in trade and other receivables. Settlement of the Kleimar claim is expected during 2008.

17. MARKETABLE SECURITIES

(in thousands of $)	2007	2006
Marketable securities	-	1,519

18. SHARE CAPITAL

Authorised share capital is as follows:

(in thousands of $)	2007	2006
500,000,000 ordinary shares of $0.10 par value each	**50,000**	50,000

Issued and fully paid share capital is as follows:

(in number of shares)	2007	2006
At January 1	**271,377,607**	246,877,607
Issued during the year	**387,500**	24,500,000
At December 31	**271,765,107**	271,377,607

(in thousands of $)	2007	2006
At January 1	**27,138**	24,688
Issued for cash	**39**	2,450
At December 31	**27,177**	27,138

The Company's ordinary shares are listed on the Oslo Stock Exchange ("OSE"). The issued shares are fully paid. All issued shares in the Company are of the same class and have the same rights in the Company. Each share in the Company carries one vote. During the year the company issued 387,500 shares at $0.632 per share. The nominal value of the shares was $39,000 and the premium of $206,000 has been recognised in contributed surplus.

During the year the company issued 812,500 share options to board members (2006 – 500,000), management and other key employees (note 25).

The twenty largest shareholders at December 31, 2007 are as follows:

Name	Number of Shares	Percentage of outstanding shares
Hemen Holding Limited	108,289,159	39.85%
Euroclear Bank S.A	9,469,342	3.48%
Skagen Kon-tiki	4,900,000	1.80%
Morgan Stanley & Co. Inc.	3,494,216	1.29%
Bank of New York	3,477,600	1.28%
Dnb Nor Bank	2,715,337	1.00%
Vital Forsikring ASA	2,587,083	0.95%
State Street Bank and Trust Co	2,536,198	0.93%
Clearstream Banking	2,526,080	0.93%
Deutche Bank	2,494,546	0.92%
MLPF&S Norwegian Custody Account	2,251,673	0.83%
Citibank N.A.	2,117,845	0.78%
Morgan Stanley & Co	2,071,140	0.76%
Skandinaviska Enskilda Banken	1,972,857	0.73%
Danske Bank	1,870,539	0.69%
Carlings AS	1,700,000	0.63%
Citibank N.A.	1,672,699	0.61%
HSBC Bank	1,670,237	0.61%
Solon AS	1,650,000	0.61%
Morgan Stanley	1,545,716	0.57%
Total 20 largest shareholders	**161,012,267**	**59.25%**
Other shareholders	110,752,840	40,75%
Total	**271,765,107**	**100.00%**

19. LONG-TERM DEBT

(in thousands of $)	2007	2006
Within one year	**227,137**	50,473
Between one and two years	**105,807**	30,472
Between two and five years	**231,347**	82,042
After five years	**88,302**	46,948
Total debt	**652,593**	209,935
Current portion	**(227,137)**	(50,473)
Long-term debt	**425,456**	159,462

Of the total debt, $76,889,000 (2006 -$127,485,000) is secured by mortgages over the vessels Channel Alliance, Channel Navigator and Golden Shadow together with assignments over the vessels' earnings, insurance proceeds, and bank accounts. Loans of $36,557,000 (2006 -$68,450,000) have been secured against vessels accounted for as finance leases, future purchase options, and non-current assets held for sale. Loans of $355,443,000 (2006-$14,000,000) have been secured against vessels under construction. The remaining long term debt of $183,704,000 relates to the liability component of an unsecured convertible bond issued in December 2007 (note 29).

20. OBLIGATIONS UNDER FINANCE LEASES

	Minimum Lease Payments		**Present Value of Minimum Lease Payments**	
(in thousands of $)	**2007**	2006	**2007**	2006
Within one year	**21,137**	20,297	**13,657**	13,976
In the second to fifth years	**137,316**	133,429	**127,335**	130,460
	158,453	153,726	**140,992**	144,436
Future finance charges	**(17,461)**	(9,290)	**-**	-
Present Value of Lease Obligations	**140,992**	144,436	**140,992**	144,436
Current portion			**(13,657)**	(13,976)
Obligations under finance leases			**127,335**	130,460

It is the Group's practice to lease certain vessels under finance leases. The average remaining lease term is 3.75 years (2006 - 3.75 years). The discount rate used to calculate the present value of minimum lease payment was 7 percent (2006 - 7 percent), the weighted average cost of capital or the implicit rate of the lease. All leases are on a fixed repayment basis.

The Group has recorded finance leases on five vessels at December 31, 2007 (2006 - eight vessels). The leases have a purchase option and the exercise price of the option changes based upon the date the option is exercised. The table below lays out the approximate exercisable dates and purchase option amounts, based on the date the purchase options are first exercisable, and the first lease renewal date.

(in thousands of $)	Purchase option first exercisable date	Purchase option amount	Lease renewal date
Shinyo Bellflower	July 2007	20,500	July 2010
Golden Lyderhorn	September 2009	26,350	September 2016
Ocean Minerva	January 2010	23,952	January 2010
Golden Heiwa	February 2010	23,031	February 2010
Golden Joy	June 2011	8,000	June 2011

All lease payments are denominated in US Dollars.

The Group's finance lease obligations are secured by the lessor's title to the leased assets.

21. TRADE PAYABLES AND OTHER CURRENT LIABILITES

(in thousands of $)	2007	2006
Trade payables	**32,070**	9,901
Accruals	**20,721**	8,901
Income received in advance	**17,517**	10,354
Other current liabilities	**1,819**	1,845
	72,127	31,001

Income received in advance relates to time charter revenue received in advance for future periods and has therefore been deferred.

One of the Group's subsidiaries is party to a dispute with Kleimar N.V. in respect of an underperformance claim on the vessel Channel Navigator. A liability of $450,000 (2006 -$450,000) has been recorded in respect of this claim.

22. NON-CASH TRANSACTIONS

Vessels amounting to $82,600,000 (2006 -$145,757,000) were acquired during the year and financed by new finance leases (see note 11).

23. CAPITAL COMMITMENTS

(in thousands of $)	2007	2006
New building contracts	**1,199,000**	482,000

The Group sold a number of newbuilding contracts prior to delivery of the vessels and expects to realise a profit of $302.4 million. The profit will be recognised on delivery of the vessels, as the Group still has the commitment for all its vessels under construction.

24. OPERATING LEASES

Rental expense
The future minimum rental payments under the Group's non-cancellable operating leases as of December 31, 2007 are as follows:

(in thousands of $)	2007	2006
Within one year	**283,898**	115,401
In the second to fifth years	**88,563**	86,297
Later than five years	**14,386**	-
Total minimum lease payments	**386,847**	201,698

Total rental expense for the year ended December 31, 2007 for operating leases was $393,141,000 (2006 -$144,152,000).

Rental income

The minimum future revenue to be received under the Group's non-cancellable operating leases as of December 31, 2007 is as follows:

(in thousands of $)	2007	2006
Within one year	**258,031**	158,599
In the second to fifth years	**288,787**	242,893
Later than five years	**89,034**	73,897
Total minimum lease revenue	**635,852**	475,389

Total rental income from operating leases was $710,888,000 for the year ended December 31, 2007 (2006 - $279,919,000). Amortisation of future revenue from operating leases of $6,888,000 (2006 -$14,216,000) is taken against the rental income (note 13).

25. SHARE BASED PAYMENTS

Equity settled share option scheme

On March 21, 2005 the Company approved a share option plan under which share options may be granted to directors and eligible employees. The plan has a limited term of ten years and may issue up to 15 million shares. During the term of the plan the Board may grant options to acquire the Company's shares at a subscription price that the Board shall resolve, provided that such price is not lower than the average of the middle market quotations of the shares as derived from the Oslo Stock Exchange (or any stock exchange on which the Company's shares are traded) for the three immediately preceding dealing days on that Exchange, and the nominal value of $0.10.

Details of the share options outstanding during the year are as follows:

	2007		2006	
	Number of share options	***Weighted average exercise price USD***	Number of share options	*Weighted average exercise price USD*
At the beginning of the year	**10,550,000**	**0.63**	10,050,000	0.60
Granted during the year	**812,500**	**4.54**	500,000	1.33
Forfeited during the year	**-**	**-**	-	-
Exercised during the year	**(1,112,500)**	**0,20**	-	-
Expired at the end of the year	**-**	**-**	-	-
Outstanding at the end of the year	**10,250,000**	**0.52**	10,550,000	0.63
Exercisable at the end of the year	**9,187,500**	**0.15**	5,025,000	0.60

The options at the end of 2007 have a weighted average remaining contractual life of 7.35 years (2006 – 8.57 years). The estimated fair value of the options granted during the year was $1,100,000. Options exercised during the year were settled in cash. The fair value of these options was $2,248,000 and this was recorded against retained earnings.

The fair value was calculated using the Binomial option pricing model. The inputs into the model were as follows:

Issue of share options in 2007

	Aug 23 grant
Number of options granted	812,500
Underlying equity	Golden Ocean Group Limited Ordinary Shares
Vesting Period	33.3% annually over three years
Contractual life	5 years
Weighted average fair value of options issued	1.35
Option pricing model used	Binomial
Variables used in option pricing model	
• exercise price – options vesting in year 1	4.54
– options vesting in year 2	4.54
– options vesting in year 3	4.54
• share price at grant date	4.33
• expected volatility	53.9%
• risk free interest rate – options vesting in year 1	5.12%
– options vesting in year 2	4.94%
– options vesting in year 3	5.00%
• expected dividend yield	Nil
• expected vesting of options	100%

Expected volatility was determined by calculating the historical volatility of the Company's share price since the company listing. Management expects that all options will be exercised before expiry.

The Company's shares are traded on the Oslo Stock Exchange in Norwegian Kroner ('NOK'). All share option calculations have been made in NOK and converted at the exchange rate prevailing at the balance sheet date.

The group recognized total expenses of $558,000 (2006 -$750,000) related to equity settled share-based payment transactions during the year.

26. PENSION PLAN

The company has a defined benefit pension plan that covers twelve employees as of December 31, 2007 (2006 –seven). The majority of the plan administration is handled by a third party insurance company.

The primary beneficiaries are residents of Norway and they are entitled to approximately 70 per cent of their last year's salary at a retirement age of 67 years. The pension is transferable on death of the employee to the spouse or children up to a maximum of 60 per cent of the employee's original benefit.

The principal assumptions used for the purpose of the actuarial valuation were as follows:

	2007	2006
Discount rate	**4.70%**	4.35%
Expected return on plan assets	**5.75%**	5.40%
Expected rate of increase in compensation	**4.50%**	4.50%
Expected rate of increase in pensions	**4.25%**	1.60%

The amount recognized in the balance sheet in respect of the Group's defined benefit retirement plan is as follows:

(in thousands of $)	**2007**	2006
Present value of defined benefit obligations	**(1,189)**	(661)
Fair value of plan assets	**795**	569
Deficit in plan	**(394)**	(92)

No amounts were paid out to employees under the pension plan during 2007 (2006 -$nil)

The amount recognized in the income statement in respect of the Group's defined benefit retirement plan is a follows:

(in thousands of $)	**2007**	2006
Current service cost	**592**	272
Expected return on plan assets	**(28)**	(7)
Pension cost	**564**	265

Changes in the present value of the defined benefit obligation are as follows:

(in thousands of $)	**2007**	2006
At January 1	**661**	336
Current service cost	**592**	272
Actuarial losses	**(64)**	53
At December 31	**1,189**	661

Changes in the fair value of the plan assets are as follows:

(in thousands of $)	**2007**	2006
At January 1	**569**	390
Actual return on plan assets	**479**	311
Contributions by employer	**(253)**	(133)
At December 31	**795**	568

The fair value of the plan assets is analyzed as follows:

(in thousands of $)	**2007**	2006
Equity instruments	27%	27%
Debt instruments	57%	57%
Property	10%	10%
Other assets	6%	6%

27. RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries have been eliminated on consolidation and not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Frontline and its subsidiary, Ship Finance International Limited and its subsidiaries, are related parties due to the significant influence of a single shareholder and common directors on the boards of each company.

Frontline provides the Group with certain administrative services under the terms of an administrative management contract related to the Bermuda office. The Group also pays Frontline a fixed fee of $24,000 per owned vessel. In the year ended December 31, 2007, the Group was charged $270,066 (2006: $152,022) under this arrangement. The group also pays Frontline for supervision of the vessels under construction and the Group was charged $962,500 (2006:$nil) under this arrangement.

On January 1, 2005 the Company entered into an agency agreement with Frontline whereby it provides chartering services in relation to Frontline's fleet of oil/bulk/ore carriers. Frontline pays the Company a fixed amount per vessel for charters arranged under this agreement. During the year $96,000 (2006 - $96,000) was charged in respect of the agency agreement.

The Group has sold two Capesize vessels under construction on back to back terms to Ship Finance International Limited for $80 million each with estimated delivery in 2009. The vessels have been bareboat chartered back to the Group at $27,450 per day for the first five years, $22,600 per day for the next five years and $19,750 for the last five years. The Group has been granted fixed price purchase options for each of the vessels after 5, 10 and 15 years. The profit expected to be made on the sale of these vessels will be deferred and amortised over the period of the lease after the delivery of the vessels.

The Group has the following year end balances with related parties:

	Amounts owed by related parties		Amounts owed to related parties	
(in thousands of $)	**2007**	2006	**2007**	2006
Frontline	**-**	-	**246**	473
Subsidiaries of Frontline	**-**	-	**917**	536
Ship Finance Int. Ltd. and subsidiaries	**76**	-	**3,340**	3,356
	76	-	**4,503**	4,365

The amounts outstanding are unsecured, bear no interest, and will be settled in cash. No guarantees have been given or received.

No expense has been recognized in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Remuneration of key management personnel and directors

The remuneration of directors and other key management during the year was as follows:

(in thousands of $)	**2007**	2006
Short term employee benefits	**475**	522
Directors fees	**83**	90
Share based payments	**388**	569
	946	1,181

The table below shows the total number of shares owned directly or indirectly by key management and directors as at December 31, 2007.

	Number of shares	Percentage of outstanding shares
John Fredriksen (Director)	108,289,159	39.847%
Tor Olav Trøim (Director)	594,012	0.219%
Kate Blankenship (Director)	6,000	0.002%
	108,889,171	40,068%

The chief executive officer of Golden Ocean Management AS was advanced funds of $nil (2006 -$462,000) with no set terms of repayment and interest to be accrued at NIBOR.

28. CASH AND CASH EQUIVALENTS

(in thousands of $)	**2007**	2006
Current accounts	**34,885**	30,610
Short-term deposits	**230,000**	-
Restricted cash	**15,210**	8,500
Other	**26,138**	1,661
	306,233	40,771

Details of restricted cash are given in note 29.

29. FINANCIAL INSTRUMENTS

Categories of Financial Instruments

(in thousands of $)	2007	2006
Financial Assets		
Cash and receivables	**378,768**	68,183
Financial assets at fair value through profit and loss	**51,001**	22,561
Financial assets available for sale	**-**	1,519
	429,769	92,263

(in thousands of $)	2007	2006
Financial Liabilities		
Financial liabilities at amortised cost	**941,495**	389,737
Financial liabilities at fair value through profit and loss	**60,795**	25,352
	1,002,290	415,089

Financial Risk Management

Through its activities the Group is exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and charter rates risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group makes use of derivative financial instruments such as forward freight agreements to moderate certain risk exposures.

Charter Rates Risk

The Group's shipping operations are susceptible to charter rate risk arising from uncertainties about future charter rates.

The Group has the following derivative financial instruments:

(in thousands of $)	2007 Assets	2007 Liabilities	*2006* Assets	*2006* Liabilities
Forward freight agreements	**51,001**	**(60,795)**	22,561	(25,352)
Current	**-**	**(60,795)**	-	(25,352)
Non Current	**51,001**	**-**	22,561	-

The Group uses forward freight agreements to manage its exposure to vessel spot market rates and for speculating.

At December 31, 2007, the fair value of the Group's forward freight agreements in the "over the counter" (OTC) market, is estimated to be approximately a loss of $9,794,000 (2006 -$2,791,000). This loss is based on quoted market prices for equivalent instruments at the balance sheet date and is comprised of $51,001,000 (2006 -$22,561,000) in assets and $60,795,000 (2006 -$25,352,000) in liabilities.

The Group does not designate its forward freight agreements or bunker futures as effective hedges and as such movements in the market values of these instruments are recorded in the income statement.

At December 31, 2007 the Group held a majority of long positions (2006:short) and if the market rates at this date had decreased by 10%, with all other variables held constant, this would have decreased net assets by $1.5million (2006: increased by $1.1million) as a result of unrealised movements on forward freight agreements. If market rates had increased by 10% we would have seen a corresponding increase of $1.5million (2006: decrease of $1.1million)

Interest Rate Risk
The Group's interest-bearing financial assets and liabilities expose it to risks associated with the effects of fluctuations in the prevailing levels of market interest rates on its financial positions and cash flows.

Breakdown of long-term debt with average interest rates:

(in thousands of $)	2007 Loan amount	2007 *Average interest rate*	2006 Loan amount	2006 *Average interest rate*
Loans on vessels	113,446	6.17 %	195,935	6.01 %
Loans on vessels under construction	355,443	5.82 %	14,000	5.90 %
Convertible bonds	183,704	5.63 %	-	-
	652,593		209,935	

Breakdown of cash and cash equivalents:

(in thousands of $)	2007 Amount	2007 *Average interest rate*	2006 Amount	2006 *Average interest rate*
Current accounts	34,885	4.70 %	30,610	5.00 %
Short-term deposit	230,000	4.90 %	-	-
Restricted cash	15,210	3.50 %	8,500	5.00 %
Other	26,138	3.00 %	1,661	2.00 %
	306,233		40,771	

Cash and cash equivalents and long-term debt (excluding convertible bonds) bear interest at LIBOR plus a fixed margin. The LIBOR is fixed in one, three or six month periods.

In December 2007, the company issued $200 million in principal amount of convertible bonds with a maturity of five years and a coupon rate of 3.625%. The conversion price includes a premium of 40% from the issue date. The values of the liability component and the equity component were determined at the time of issue.

The fair value of the liability component, included in long-term debt, was calculated using a market interest rate for equivalent non-convertible bonds. The residual amount, representing the value of the equity conversion option, is included in shareholders' equity in other reserves.

The convertible bond recognised in the balance sheet is calculated as follows.

(in thousands of $)	2007	2006
Face value of convertible bonds issued	200,000	-
Equity component	(16,635)	-
Liability component at initial recognition	183,365	-
Interest expense	339	-
Interest paid	-	-
Liability component at December 31, 2007	183,704	-

The group considers its interest rate risk exposure on a continuous basis. As of December 31, 2007 no interest hedges are held by the Group.

If interest rates as of December 31, 2007 and December 31, 2006 had increased / decreased by 0.5% with all other variables remaining constant, the decrease / increase in profit would have been $ 313,125 (2006: $ 827,038) mainly as a result of higher/lower interest expense on floating rate long-term debt. Interest directly attributable to the construction of vessels is capitalised and has no effect on profits. If interest rates had moved by 0.5 % the effect on the amount capitalised would be $ 706,913 (2006: $ 92,583).

The sensitivity is higher in 2007 than in 2006 because of an increase in long-term debt attributable to vessels under construction.

The group's chief financial officer monitors the sensitivity to the interest rates on a regular basis as part of his role.

Credit Risk
The Group is exposed to credit risk, inherent in the risk that a counterparty will be unable to perform under the time and voyage charter contracts and unable to pay amounts in full when due. Bad debts are provided for losses that have been incurred by the balance sheet date, if any. The maximum exposure to credit risk on cash and cash equivalents and trade and other receivables (ignoring collateral and credit quality) at December 31, 2007 was $ 378,768 (2006: $ 68,183).

Credit risk also exists to the extent that at December 31, 2007 and 2006 there were open contracts to buy and sell financial instruments in the normal course of business. The maximum exposure to credit risk on other financial assets at December 31, 2007 was $ 51,001 (2006: $ 22,561).

Concentrations of credit risk exist to the extent that at December 31, 2007 and 2006 mainly all cash and cash equivalents were held with three financial institutions with credit ratings according to Standard & Poor's as follows:

Counterparty	Rating	Geographical segment	2007	2006
Cash and cash equivalents				
Skandinaviska Enskilda Banken (SEB)	A+	**Norway**	**63,278**	34,637
Nordea	AA-	**Norway**	**209,946**	3,182
NOS – SEB	A+	**Norway**	**12,363**	1,661
Other		**Norway**	**20,646**	1,291
			306,233	40,771
Other financial assets				
Derivative counterparties A	N/A		**3,717**	1,738
Derivative counterparties B	N/A		**30,560**	17,559
Derivative counterparties C	N/A		**11,762**	3,264
Derivative counterparties D	N/A		**4,962**	-
			51,001	22,561

In addition concentrations of credit risk exist to the extent that approximately 44 % of the voyage related income is accounted for by four charterers.

If there is no independent rating, the credit control department assesses the credit quality of the counterparty taking into account its financial position, past experience and other factors. The finance department has internally split derivative counterparties into four different categories.

The Group monitors credit risk on a daily basis and manages risk by concentrating on chartering activities with major shipping companies and placing bank deposits with blue-chip financial institutions.

Currency Risk
The value of monetary assets and liabilities denominated in foreign currencies will fluctuate due to changes in foreign exchange rates. The majority of the Group's financial assets and liabilities are denominated in US Dollars and at December 31 2007 and 2006, there were no material assets and liabilities denominated in foreign currencies.

The Group monitors its exposure to currency risk on a regular basis. The Group does not use forward foreign exchange contracts to mitigate against currency risk.

At December 31 2007, had the exchange rate between the US Dollar and the Norwegian Kroner increased or decreased by 5 per cent with all other variables held constant, the decrease or increase respectively in net assets would not be material.

Liquidity Risk

The table below analyses the Group's long-term debt into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts in the table are the contractual undiscounted cash flows.

(in thousands of $)	**2007**	2006
Within one year	**227,137**	50,473
Between one and two years	**105,807**	30,472
Between two and five years	**231,347**	82,042
After five years	**88,302**	46,948
Total debt	**652,593**	209,935
Current portion	**(227,137)**	(50,473)
Long-term debt	**425,456**	159,462

The table below analyses the Group's obligations under finance leases into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts in the table are the contractual undiscounted cash flows.

(in thousands of $)	**2007**	2006
Within one year	**21,137**	20,297
Between one and five years	**137,316**	133,429
	158,453	153,726

The table below analyses the Group's operating lease commitments into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts in the table are the contractual undiscounted cash flows.

(in thousands of $)	**2007**	2006
Within one year	**283,898**	115,401
Between one and five years	**88,563**	86,297
After five years	**14,386**	-
	386,847	201,698

Cash of $10,000,000 has been restricted in relation to the initial Margin requirement by NOS clearing ASA on open freight forward contracts. Restricted cash of $5,210,000 relates to a deposit in respect of a legal claim against Transfield.

The Group's finance department monitors the liquidity position of the Group on a regular basis between each loan drawdown and repayment period, to ensure sufficient funds are available.

The Group is sufficiently funded today and is generating positive cash flows from its current activities. Although the Group has positive cash flow projections for subsequent periods, the extensive newbuilding program will involve substantial investment and will expose the Group to the financial "credit crunch". As part of the evaluation of new projects, different funding solutions will be considered, taking into account the size of the investment. These elements will constitute the basis for the investment decisions and the composition of funding alternatives.

Equity Price Risk
The Group invests in marketable securities in the dry bulk segment on different stock exchanges, to take advantage of market movements in the equity markets.

All marketable securities present a risk of loss of capital. The Group moderates this risk through a careful selection of securities. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The group's overall market positions are monitored on a quarterly basis. The Group has no marketable securities at December 31 2007.

Fair value estimation
The carrying value and estimated fair value are based on the following assumptions:

Cash and cash equivalents: Carrying amount approximates fair value
Trade and other receivables: Fair value is represented by the carrying value less any allowances for doubtful accounts
Amounts due from/to related parties: Carrying amount approximates fair value
Marketable securities: Carrying amount approximates fair value
Trade payables and other current liabilities: Carrying amount approximates fair value
Long-term debt: The estimated fair value for long-term debt is considered to be equal to the carrying value as the debt is based on variable interest rates that are reset on a monthly or quarterly basis.

The carrying values and estimated fair values of the Group's non-derivative financial instruments are as follows:

	2007		2006	
(in thousands of $)	**Carrying value**	**Fair value**	Carrying value	Fair value
Cash and cash equivalents	**306,233**	**306,233**	40,771	40,771
Trade and other receivables	**72,459**	**72,459**	27,412	27,412
Amounts due from related parties	**76**	**76**	-	-
Marketable securities	**-**	**-**	1,519	1,519
Total of financial instruments (assets)	**378,768**	**378,768**	69,702	69,702
Trade payables and other liabilities	**143,407**	**143,407**	31,001	31,001
Amounts due to related parties	**4,503**	**4,503**	4,365	4,365
Obligations under finance leases	**140,922**	**140,992**	144,436	144,436
Long-term debt	**652,593**	**652,593**	209,935	209,935
Total of financial instruments (liabilities)	**941,495**	**941,495**	389,737	389,737

The Group does not generally require collateral on its financial instruments.

30. CAPITAL RISK MANAGEMENT

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital, and to enhance the ability of the group to reinvest in future projects by sustaining a strong balance sheet position.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including long-term debt, obligations under finance leases and trade and other payables, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios at December 31, 2007 and December 31, 2006 were as follows:

(in thousands of $)	2007	2006
Total borrowings	**1,002,290**	415,089
Less: cash and cash equivalents	**(306,233)**	(40,771)
Net debt	**696,057**	374,318
Total equity	**181,530**	137,126
Total capital	**877,587**	511,444
Gearing ratio	**79.3%**	73.2 %

31. DIVIDENDS PAID AND PROPOSED

(in thousands of $)	2007	2006
Declared and paid during year		
Final dividends for 2006: 5 cents per share	**13,569**	-
Interim dividends for 2007: 58 cents per share	**157,593**	-
	171,162	
Proposed but not recorded		
Final dividends for 2007: 30 cents per share (2006: 5 cents per share)	**84,072**	13,569

32. SUBSIDIARY COMPANIES

The following are the Company's subsidiaries as at December 31, 2007.

Name	Country of residence	Ownership interest
Golden President Shipping Corporation	Liberia	100%
Golden Hilton Shipping Corporation	Liberia	100%
Front Carriers Ltd	Liberia	100%
Golden Dena Corporation	Liberia	100%
Golden Gunn Corporation	Liberia	100%
Golden Saguenay Inc	Liberia	100%
Golden Opportunity Inc	Liberia	100%
Golden Nassim Inc	Liberia	100%
Golden Nantong Inc	Liberia	100%
Golden Sentosa Inc	Liberia	100%
Golden Straits Inc	Liberia	100%
Golden Island Inc	Liberia	100%
Golden Feng Inc	Liberia	100%
Golden Shui Inc	Liberia	100%
Golden Grouse Inc	Liberia	100%
Golden Ice Inc	Liberia	100%
Golden Ambition Inc	Liberia	100%
Golden Strength Inc	Liberia	100%
Golden Beijing Inc	Liberia	100%
Golden Future Inc	Liberia	100%
Golden Zhejiang Inc	Liberia	100%
Golden Zhoushan Inc	Liberia	100%
Golden Pearl Inc	Liberia	100%
Golden Diamond Inc	Liberia	100%
Golden Sapphire Inc	Liberia	100%
Golden Crystal Inc	Liberia	100%
Golden Brilliant Inc	Liberia	100%
Golden Emerald Inc	Liberia	100%
Golden Empress Inc	Liberia	100%
Golden Eminence Inc	Liberia	100%
Golden Excellence Inc	Liberia	100%
Golden Eclipse Inc	Liberia	100%
Golden Explorer Inc	Liberia	100%
Golden Endeavour Inc	Liberia	100%
Golden Enterprise Inc	Liberia	100%
Golden Endurer Inc	Liberia	100%
Golden Ocean Management Asia Pte Ltd	Singapore	100%
Golden Ocean Management AS	Norway	100%
Golden Ocean Group Management (Bermuda) Limited	Bermuda	100%

The accounts of Golden Ocean Management AS are prepared in Norwegian Kroner, and the accounts of Golden Ocean Management Asia Pte. Ltd. are prepared in Singapore Dollars. At December 31, 2007 the foreign exchange on conversion to US Dollars is not material and has been recognised in the income statement.

33. SUBSEQUENT EVENTS

In January 2008 the Company has agreed to sell one of its capesize vessels under construction ordered in 2006. The vessel will be sold for net sale proceeds of $121.4 million and the transaction will give the company a positive result of approximately $46.4 million. This is expected to be recorded during the third quarter of 2008 upon delivery from the shipyard to the new owners.

In January 2008 the Company has acquired 3,500,000 of its own shares. The shares will be held as treasury shares.

In February 2008, the Company declared a dividend of $0.30 per share in respect of the accounts for the year ended December 31, 2007.

In February and April 2008, the Company declared additional options for newbuilding contracts for two plus two Kamsarmax vessels at Zhoushan Jinhaiwan Shipyard in China. The vessels of 80,000 dwt are expected to be delivered in 2011. The total purchase price will be approximately $208 million.

In April 2008, the Company has agreed to sell the Panamax vessel M/V Bellflower. The vessel will be delivered to the buyers by the end of February 2009 and the agreed sales price is about $76 million net. The transaction will give a positive result of approximately $31 million.

34. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on 2008.

CORPORATE GOVERNANCE STATEMENT 2008

Golden Ocean Group Limited is a Bermuda registered company, the shares of which are listed on the Oslo Stock Exchange. As a consequence of this, the Company is required to publish an annual statement on the Company's principles for corporate governance in accordance with the Norwegian Code of Practice for Corporate Governance (the "**Code**"). The Code is published on the website of the Oslo Stock Exchange: www.ose.no. The Code is a non binding recommendation which all companies listed on the Oslo Stock Exchange are required to relate to on a "comply or explain" basis.

Golden Ocean Group Limited is committed to ensuring that its principles of corporate governance meet the highest standards and generally supports the principles set forth in the Code. Being subject to two different sets of corporate governance regulations (Norway and Bermuda) means, however, that Golden Ocean Group Limited will have to rely on some exceptions from the individual sets of rules.

Golden Ocean Group Limited's corporate government policies and procedures are explained below in relation to the Code.

Corporate Governance
The board of Golden Ocean Group Limited (the "**Board**") recognizes the importance of sound corporate governance. The Board believes that the principles it has implemented and maintained in this respect meet this standard.

Business
The business of Golden Ocean Group Limited and its subsidiaries (the "**Group**"), is dry bulk shipping. The Company's annual report includes a more specific description of the Group's business, including the overall objectives and current strategy of the Company. The Company's annual report can be accessed at the Company's website: www.goldenocean.no

Equity and dividend
As at December 31, 2007 the equity capital of Golden Ocean Group Limited was USD 181,530,000. The Board is of the opinion that the equity capital is appropriate, considering the Company's objectives, strategy and risk profile.

At present, the Board is authorized by the general meeting to issue up to 500,000,000 shares. There is, in accordance with Bermudian corporate law, no time limit on this authorization.

Bermudian corporate law allows the Company to repurchase its own shares. This right is also incorporated in the Company's bye-laws 9, 10 and 11.

The Company's bye-laws 111 to 117 (inclusive) deal with dividends and other payments to shareholders and provide that the Board can declare cash dividends or distributions, and may also pay a fixed cash dividend half yearly or on other dates.

As a relatively young company with extensive growth ambitions the Company has decided not to have a fixed dividend policy. The Company's goal is to achieve a high dividend capacity, but the quarterly dividend payment will depend on the Company's financial situation, need for working capital and investments or acquisition possibilities. The Board also emphasizes the importance of increased shareholders' value through increase in share price.

Equal treatment of the shareholders
As a listed company, the Company is obliged to comply with the information requirements of the Oslo Stock Exchange. All information relevant to the share price is published to the market through Hugin Connector and Oslo Stock Exchange. This is also made available immediately at the Company's website. The Company publishes all reports, presentations given by the management and dates for financial releases on its website.

Golden Ocean Group Limited has only one class of shares.

Under Bermudian corporate law shareholders in a Bermudian company do not have any preferred right to subscribe for further shares when such are issued.

Golden Ocean Group Limited will, if acquiring its own shares, always do this through purchases on the Oslo Stock Exchange at the prevailing stock exchange price.

The Company's policy is to enter into related party transactions solely on terms that are at least as favourable to the Company as those that can be obtained when contracting with an unrelated third party.

It follows from the Bermudian Companies Act that an officer or director of the Company shall, at the first available opportunity, notify the board of his interest in any material contract or any person that is a party to a material contract of the Company. Further the Company's bye-laws contain (in bye-law 88) specific provisions addressing directors interests.

Freely negotiable shares
Subject to (i) Bermudian company law, (ii) the terms of the Company's bye-laws 33 to 36 (inclusive) dealing with transfer of shares and (iii) the terms of any applicable United States securities laws (including the United States Securities Act 1933), Golden Ocean Group Limited's shares are freely transferable.

The Company's bye-law 34 (ii) gives the Board the option to decline to register the transfer of any shares if the registration of such transfer would be likely to result in 50% or more of the aggregate issued share capital of the Company being held or owned directly or indirectly by a person or persons resident for tax purposes in a jurisdiction which applies a controlled foreign company tax legislation or a similar tax regime which, in the Board's opinion, will have the effect that shareholders are taxed individually for a proportion of the Company's profit.

Under the Company's bye-law 34 (ix) where a person or entity becomes the owner of more than 30% of the issued shares, the Board can decline to register the interest in excess of 30% unless the acquirer makes an offer to purchase the remaining shares of the Company or agrees to sell part of the shares acquired to reduce the interest to below 30%.

General meeting
The Company's general meetings are open to all of the Company's shareholders, and are held on an annual basis. The notice period is, under Bermudian corporate law, no less than 7 days' notice which shall be provided in writing. Shareholders may exercise their vote through a representative or proxy. The Company's bye-laws 76 to 81 (inclusive) specifically address proxies and corporate representatives. Bye-law 81 permits the Board, subject to the Bermudian Companies Act, to waive any of the provisions of the bye-laws related to proxies or authorizations and, in particular, the Board may accept verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any shareholder at general meetings. All shares have equal voting rights. There are no restrictions on ownership or any known shareholder agreements.

Nomination Committee
Golden Ocean Group Limited has currently not appointed any nomination committee.

Corporate assembly and board of directors
Golden Ocean Group Limited does not have a corporate assembly or other non executive supervisory board. This is not required under Bermudian company law.

The Board currently consists of four directors. Two of the directors, John Fredriksen and Tor Olav Trøim are not independent from Golden Ocean Group Limited's main shareholder, Hemen Holding Limited. One director, Kate Blankenship, is not independent according to rules of the Oslo Stock Exchange. Although Golden Ocean Group Limited recognizes that the composition of the Board does not satisfy the recommendation of the Code for two independent directors at present, it is not intended to propose any further increase in the number of directors in the short term.

Golden Ocean Group Limited is currently going through a phase of rapid expansion, and it is therefore important to have a small and focused board of directors with a close working knowledge of Golden Ocean Group Limited's strategy and operations, and an ability to react quickly when the situation so requires. The current composition of the Board satisfies these needs. Golden Ocean Group Limited thus believes that these considerations, for the time being, justify the non-compliance with the Code's recommendation for two independent directors and the need for a nomination committee.

At the time Golden Ocean Group Limited was listed on the Oslo Stock Exchange, Golden Ocean Group Limited provided a statement concerning the independence of its board of directors.

The Board does not consider it appropriate to establish sub-committees, but the Board can delegate its powers to committees under bye-law 96.

The size and focus of the Board and the direct communication between the management and the board indicate that such committees are not required. The Board evaluates its work and competence constantly and adopts any required changes.

The Board of directors' work
The Board receives quarterly financial reports for the Company with the management's comments on the economic and financial status. The Board discusses strategy and investment opportunities in meetings held in between the regular scheduled Board meetings. The Board holds 4 - 6 regular Board meetings per year.

Compensation to the board of directors and executive employees
Total remuneration to key management and directors appear in the annual report.

Golden Ocean Group Limited has no compensation committee. Bye-law 87 deals with directors' fees and additional remuneration and expenses. Directors' fees are determined by the Company in general meeting and the Board determines the compensation of individual directors.

Golden Ocean Group Limited has not, at present, established any written guidelines for the remuneration of the members of its executive management. The day-today management of the Company is undertaken by Golden Ocean Management AS (a Norwegian company in the Golden Ocean group), and Golden Ocean Management Asia Pte Ltd. (a Singapore company in the Golden Ocean group), in both cases under a management agreement.

The Company operates a share option incentive program for the Group's directors and senior employees. The general terms of the share option program are approved by the shareholders in a general meeting.

Risk management and internal control
The Company has invested in a risk management system that constantly keeps track of the positions related to all vessels under operation. The Board receives a weekly report that gives an overview of the open positions and the sensitivity related to changes in market conditions.

The annual report does not include comments on the internal control and risk management systems.

Information and communication
Golden Ocean Group Limited publishes annual and quarterly reports at its website. The Company acknowledges the importance of providing shareholders in particular and the equity market in general with correct and relevant information about the Company and its activities.

Change in Control, takeovers
The bye-laws of Golden Ocean Group Limited do not include any mechanisms that hinder a takeover or deter takeover-bids. However, the Board would, in case of a takeover-bid, take such actions that are in the best interest of the shareholders, such as advising the shareholders in the assessment of the bid and, if appropriate, seeking to find a competing bidder.

If a take-over bid were made for Golden Ocean Group Limited's shares it is the opinion of the Board that the shareholders of the Company should be treated equally and provided with sufficient information and time to consider the offer.

Auditor
The Company's independent auditor, appointed by its general meeting, is Moore Stephens LLP.

The Company employs the same auditing firm as all its subsidiaries other than Golden Ocean Management AS. The auditor monitors the internal control system of the Company on a yearly basis and reports back to the Board. The auditor attends the Board meeting that deals with the annual accounts and otherwise as required. Annually the auditor briefs the Board about accounting principles, risk areas, judgment items and internal control.

GOGL - Notice of Annual General Meeting

Press release from Golden Ocean Group Ltd. 27.08.2008

Golden Ocean Group Limited announces that its 2008 Annual General Meeting will be held on September 19, 2008. A copy of the Notice of Annual General Meeting and associated information including the Company`s Consolidated Financial Statements for 2007 can be found on our website at www.goldenocean.bm and in the links below.

August 27, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Notice of Annual General Meeting
Consolidated Financial Statements 2007

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
56	September 4, 2008	Press Release - ISIN No. 0010403892 – 3.625 per cent Golden Ocean Group Limited Callable Convertible Bond Issue 2007/2012

GOGL - ISIN NO 0010403892-3.625 per cent Golden Ocean Group Limited Callable Convertible Bond Issue 2007/2012

Press release from Golden Ocean Group Ltd. 04.09.2008

On 20 August 2008 Golden Ocean Group Limited announced a dividend of $0.40 per share. The Conversion Price has been adjusted on the Convertible Bond from $7.10 to $6.55 per share effective on 2 September 2008, which was the ex-dividend date.

Hamilton, Bermuda
September 4, 2008

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
57	September 9, 2008	Press Release – Mandatory notification of trade

GOGL - Mandatory Notification of Trade

Press release from Golden Ocean Group Ltd. 09.09.2008

Geir Karlsen (CFO of Golden Ocean Management AS) has exercised share options to acquire a total of 250,000 shares in the Company. The strike price for the share options are NOK 0.92 per share. He has sold the shares and simultanously financed and acquired TRS agreements with exposure to 175,000 shares in the Company. The TRS agreements expires December 1, 2008 based on a price of NOK 23.05. Geir Karlsen's ownership in Golden Ocean is following these transactions 125,000 shares. In addition comes the TRS agreements.

Total shares outstanding in Golden Ocean Group Limited following the issue of new shares will be 276,990,107.

Hamilton, Bermuda
September 9, 2008

Site by MyPublishing Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
58	September 12, 2008	Press Release – Delivery of newbuilding

GOGL - Delivery of newbuilding

Press release from Golden Ocean Group Ltd. 12.09.2008

Golden Ocean Group Limited ("Golden Ocean" or "the Company") is pleased to announce that the Company have taken delivery of the second capesize newbuilding contracted in December 2006 from Daehan Shipbuilding Co., South Korea.

As announced on January 8, 2008 the vessel is sold to a third party and the vessel is now successfully delivered to the buyer. The transaction will give a positive result of approximately $46 million, and this will be recorded in Q3 2008.
September 12, 2008
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
59	September 18, 2008	Press Release – Mandatory Notification of trade

GOGL - Mandatory Notification of Trade

Press release from Golden Ocean Group Ltd. 18.09.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") advises that the Company has re-purchased $8,000,000 of nominal value of Convertible Bonds with ISIN NO 0010403892 (the "CBs") at a price of 84.75 per cent per bond.

As of today Golden Ocean owns $8,000,000 of CBs representing 4% of the total outstanding issue.

September 19, 2008
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
60	September 19, 2008	Press Release – Mandatory notification of trade

GOGL - Mandatory Notification of Trade

Press release from Golden Ocean Group Ltd. 19.09.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") advises that the Company has re-purchased $2,000,000 of nominal value of Convertible Bonds with ISIN NO 0010403892 (the "CBs") at a price of 84.125 per cent per bond.

As of today Golden Ocean owns $10,000,000 of CBs representing 5% of the total outstanding issue.

September 19, 2008
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
61	September 22, 2008	Press Release – 2008 Annual General Meeting

GOGL - 2008 Annual General Meeting

Press release from Golden Ocean Group Ltd. 22.09.2008

Golden Ocean Group Limited (the "Company") advises that the 2008 Annual General Meeting of the Company was held on September 19, 2008 at 11:00 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda. The following resolutions were passed:

1) To re-elect John Fredriksen as a Director of the Company.

2) To re-elect Tor Olav Trøim as a Director of the Company.

3) To re-elect Kate Blankenship as a Director of the Company.

4) To re-elect Hans Christian Børresen as a Director of the Company.

5) To elect Cecilie Fredriksen as a Director of the Company to fill one of the two casual vacancies existing on the Board.

6) To appoint Moore Stephens as auditors and to authorise the Directors to determine their remuneration.

7) That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$300,000 be approved for the year ended December 31, 2008.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2007 were presented to the Meeting.

Hamilton, Bermuda
September 22, 2008

RECEIVED

2008 OCT -1 A 8:11

OF INTERNATIONAL CORPORATE FINANCE

GOLDEN OCEAN GROUP LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2008

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Golden Ocean Group Limited (the "Company") will be held on September 19, 2008 at 11:00 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

1. To receive and adopt the financial statements of the Company for the period ended December 31, 2007.

2. To re-elect John Fredriksen as a Director of the Company.

3. To re-elect Tor Olav Trøim as a Director of the Company.

4. To re-elect Kate Blankenship as a Director of the Company.

5. To re-elect Hans Christian Børresen as a Director of the Company.

6. To elect Cecilie Fredriksen as a Director of the Company to fill one of the two casual vacancies existing on the Board.

7. To appoint Moore Stephens as auditors and to authorise the Directors to determine their remuneration.

8. To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$300,000 for the year ended December 31, 2008.

9. To transact other such business as may properly come before the meeting or any adjournment thereof.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: August 15, 2007

Notes:

1. *The Board of Directors has fixed the close of business on July 11, 2008, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.*

2. *No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.*

3. *A Form of Proxy is enclosed for use in connection with the business set out above.*

4. *Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.*

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") OF GOLDEN OCEAN GROUP LIMITED TO BE HELD ON SEPTEMBER 19, 2008

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2007 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company's audited consolidated financial statements for the year ended December 31, 2007 are available on our website at www.goldenocean.bm.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4 AND 5 - ELECTION OF DIRECTORS

The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees, with the exception of Ms. Fredriksen, are presently members of the Board of Directors. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Position with the Company
John Fredriksen	64	2004	Director, Chairman, President and Chief Executive Officer
Tor Olav Trøim	45	2004	Director and Vice-President
Kate Blankenship	43	2004	Director
Hans Christian Børresen	58	2005	Director
Cecilie Fredriksen	24		

John Fredriksen has been Chairman of the Board, President and a director of the Company since November 2004. Mr. Fredriksen has served for over ten years as a director of Seatankers Management Co. Ltd, a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen is Chairman, President, Chief Executive Officer and a director of Frontline Ltd, a Bermuda company publicly listed on the New York Stock Exchange, Oslo Stock Exchange and London Stock Exchange. He is also the Chairman, President and a director of Golar LNG Limited, a Bermuda company publicly listed on the Nasdaq National Market and the Oslo Stock Exchange and a director of Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange.

Tor Olav Trøim has been Vice President and a director of the Company since November, 2004. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987-1990) and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995, Mr. Trøim has been a director of Seatankers Management in Cyprus. In this capacity, he has acted as Chief Executive Officer for the public companies Knightsbridge Tankers Limited, Golar LNG Limited (NASDAQ) and Seadrill Limited (OSE). Mr. Trøim is currently a director and Vice Chairman of the latter two companies and in addition is a director of Ship Finance International Limited (NYSE) and Aktiv Kapital ASA (OSE). He was Vice-President and a director of Frontline Ltd from November 1997 to February, 2008 and now serves as a consultant to the Board of Directors of Frontline Ltd.

Kate Blankenship has been a director of the Company since November 2004. Mrs. Blankenship served as Chief Accounting Officer and Company Secretary of the Company from November 2004 until October 2005. Mrs. Blankenship is also a director of Frontline Ltd, Golar LNG Limited, Ship Finance International limited and Seadrill Limited. Mrs. Blankenship is a member of the Institute of Chartered Accountants of England and Wales.

Hans Christian Børresen has been a director of the Company since March, 2005. Mr. Børresen has his shipping background from heading Fearnleys Shipbroking,Dry Cargo and Grieg Shipbrokers in Oslo. He has worked on the shipowning side, first with Salens of Sweden, in Stockholm and Tokyo, and later as managing director of dry cargo ship operator Western Bulk in Oslo. Mr. Børresen is currently the Managing Director of a real estate broking company Ring Eiendomsmegling, partly owned by Storebrand Bank of Norway.

Cecilie Fredriksen is being proposed to be elected to the Company as a Director to fill one of the two casual vacancies on the Board. Ms. Fredriksen is currently employed by Frontline Corporate Services in London and serves as a director of Aktiv Kapital ASA (OSE). Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006. She is the daughter of Mr. John Fredriksen.

PROPOSAL 6 - APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the appointment of Moore Stephens as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.

Audit services provided by Moore Stephens in 2007 included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 7 – TO APPROVE DIRECTORS' FEES

At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$300,000 for the year ended December 31, 2008.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Georgina Sousa
Secretary

August 15, 2008
Hamilton, Bermuda

Golden Ocean Group Limited (the "Company")
Form of Proxy for use at Annual General Meeting to be held on September 19, 2008

I/We ....
(NAME IN BLOCK CAPITALS)

Of ....

being (a) holder(s) of ....Ordinary Shares of $0.10 each of the above-named Company on the record date of July 11, 2008, hereby appoint the duly appointed Chairman of the meeting or .... to act as my/our proxy at the Annual General Meeting of the Company to be held on September 19, 2008, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Resolutions	*For*	*Against*	*Abstain*
1. To re-elect John Fredriksen as a Director of the Company.			
2. To re-elect Tor Olav Trøim as a Director of the Company.			
3. To re-elect Kate Blankenship as a Director of the Company.			
4. To re-elect Hans Christian Børresen as a Director of the Company.			
5. To elect Cecilie Fredriksen as a Director of the Company.			
6. To appoint Moore Stephens as auditors and to authorise the Directors to determine their remuneration.			
7. To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$300,000 for the year ended December 31, 2008.			
8. To transact other such of business as may properly come before the meeting or any adjournment thereof.			

Date .... Signature ....

Notes:

1. *A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.*
2. *Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.*
3. *In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.*
4. *In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.*
5. *If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.*
6. *This proxy should be completed and be sent to reach the following address by not later than 48 hours before the time for holding the meeting:*

Nordea Bank Norge ASA
Issuer Services
PO Box 1166 Sentrum
0107 Oslo, Norway
Fax: +47 22 48 49 90/ +47 22 48 63 49

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
62	September 24, 2008	Press Release – Sale Leaseback Agreement

GOGL - Sale Leaseback Agreement

Press release from Golden Ocean Group Ltd. 24.09.2008

Golden Ocean Group Limited ("Golden Ocean" or "the Company") is pleased to advise that the Company has sold one of the Kamsarmax newbuildings ordered in October 2007 at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China.

The vessel is scheduled to be delivered in Q3 2009 and will then be delivered to the buyers. The sale proceeds are $65.3 million.

Upon delivery from the shipyard, the vessels will commence a 10 year bareboat contract to Golden Ocean, at a daily rate of $21,975.

Golden Ocean has further been granted fixed price purchase options after 3 years and have thereafter yearly options until the maturity of the bare boat contract. The purchase option price after 10 years is $40 million.

The transaction is likely to increase the company's cash position at the time of delivery with $21 million including installments already paid.

Given the cost of capital and the flexible structure of this deal, the Management of Golden Ocean finds this transaction attractive.

Hamilton, Bermuda
September 24, 2008

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

END